Walmart Inc.
1 Customer Drive
Bentonville, AR 72716

December 3, 2025
VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Notice of Disclosure Filed in the Quarterly Report on Form 10-Q Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act

Ladies and Gentlemen:

This filing is to provide notice to the U.S. Securities and Exchange Commission (the “SEC”) that Walmart Inc.’s Quarterly Report on Form 10-Q for the period ended October 31, 2025, which was filed with the SEC on December 3, 2025, contains information required to be disclosed by Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended. Such disclosure can be found under the heading “Item 5. Other Information—Disclosure Pursuant to Section 13(r) of the Securities Exchange Act of 1934” in such Quarterly Report on Form 10-Q.

Respectfully submitted,

By:	/s/ Gordon Y. Allison
Name:	Gordon Y. Allison
Title:	Senior Vice President, Office of the Corporate Secretary, and Chief Counsel for Finance and Corporate Governance